आरतीय स्टेट बैंक
आरतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

शेअर [redacted], शेयर एवं बांड विभाग, केन्द्रीय कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

05010324

क्रमांक / No.: CO/S&B/VR/2005/2155 दिनांक / Date: 29.07.2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b) SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : QUARTERLY REVIEW OF FINANCIAL RESULTS FOR THE QUARTER ENDED – 30TH JUNE, 2005

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/2149 dated the July 29, 2005 addressed to The Stock Exchange, Mumbai alongwith a copy of Limited Review.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED
AUG 0 8 2005

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को वढावा मिलेगा.

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

भारतीय स्टेट बैंक

भारतीय स्टेट बैंक

State Bank of India

FILE NO. 82-4524

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/VR/2005/2149 दिनांक / Date: 29-07-2005

Dear Sir,

LISTING AGREEMENT : QUARTERLY REVIEW OF FINANCIAL RESULTS FOR THE QUARTER ENDED – 30TH JUNE, 2005

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of the "Limited Review" of financial results of the Bank for the quarter ended the 30th June, 2005, by the Auditors.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE QUARTER ENDED 30TH JUNE 2005

We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the quarter ended June 30, 2005. This statement is the responsibility of the Bank's Management.

2 The financial results incorporate the relevant returns of **42** branches reviewed by us, **492** branches reviewed by the Bank's Concurrent Auditors, **8** Foreign Offices reviewed by External Auditors and unreviewed returns in respect of **8590** branches (including 16 Foreign Offices). In the conduct of our review, in addition to **42** branches reviewed by us, we have taken note of the review reports in respect of non-performing assets received from the Bank's Concurrent Auditors of domestic branches and external auditors of foreign offices aggregating **500** branches / offices. This review covers **57.47%** of the advances portfolio excluding outstandings of asset recovery branches and food credit advance of the bank. Further, this review also covers **59.68%** of NPAs as on June 30, 2005.

3 A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries from persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

4 Attention is drawn to Note No. 3 regarding change in the basis of valuation of certain investments and its resultant impact on the working results as described therein.

FILE NO. 82-4324

5 Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

B. M. Chatrath & Co.,
Chartered Accountants

Sd/-
Sachidananda Krishnan
Partner : M.No. 51626

Khandelwal & Jain & Co.,
Chartered Accountants

Sd/-
Shailesh S. Shah
Partner : M.No. 33632

S. Viswanathan,
Chartered Accountants

Sd/-
R. M. Narayanan
Partner : M.No. 25650

G. S. Mathur & Co.,
Chartered Accountants

Sd/-
Rajeev Wadhwan
Partner : M.No. 91007

Vinay Kumar & Co.,
Chartered Accountants

Sd/-
V. K. Agrawal
Partner : M.No. 13795

M. M. Nissim & Co.,
Chartered Accountants

Sd/-
Sanjay Khemani
Partner : M.No. 44577

Venugopal & Chenoy,
Chartered Accountants

Sd/-
D. V. Jankinath
Partner : M.No. 29505

Chaturvedi & Co.,
Chartered Accountants

Sd/-
S. N. Chaturvedi
Partner : M.No. 40479

O. P. Totla & Co.,
Chartered Accountants

Sd/-
S. R. Totla
Partner : M.No. 71774

Patro & Co.,
Chartered Accountants

Sd/-
Rajendra Patro
Partner : M.No. 19423

Kanwalia & Co.,
Chartered Accountants

Sd/-
Sanjay Kumar Rathi
Partner : M.No. 93658

Sarma & Co.,
Chartered Accountants

Sd/-
R. L. DasSarma
Partner : M.No. 2464

K. P. Rao & Co.,
Chartered Accountants

Sd/-
K. Surya Prakash
Partner : M.No. 18857

Phillipos & Co.,
Chartered Accountants

Sd/-
C. H. Sreedharan
Partner : M.No. 6281

Mumbai.
28th July 2005.

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

FILE NO. 82.4524

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE 2005

(Rs.in crores)

	Particulars	Quarter ended 30.06.2005 (Reviewed)	Quarter ended 30.06.2004 (Reviewed)	Year ended 31.03.2005 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	9166.29	7666.57	32428.00
	(a) Interest/discount on advances/bills	3964.08	2987.22	13043.51
	(b) Income on Investments	3760.98	3989.93	16027.67
	(c) Interest on balances with Reserve Bank of India and other interbank funds	515.25	513.54	1787.04
	(d) Others	925.98	175.88	1569.78
2	Other Income	1578.56	1538.72	7119.91
	(A) TOTAL INCOME (1+2)	10742.85	9205.29	39547.91
3	Interest Expended	4913.05	4712.50	18483.38
4	Operating Expenses (e) + (f)	2390.32	2421.39	10074.17
	(e) Payments to and provisions for employees	1633.57	1710.44	6907.35
	(f) Other Operating Expenses	756.75	710.95	3166.82
	(P) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	7303.37	7133.89	28557.55
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	3439.48	2071.40	10990.36
	(D) Provisions and Contingencies (net of write-back)	1766.58	328.66	4468.76
	--- of which provisions for Non-performing assets	236.00	210.00	1204.00
	(E) Provision for Taxes	450.07	684.34	2217.08
	--- of which provisions for Fringe Benefit Tax (FBT)	85.00		
	(F) NET PROFIT (C - D - E)	1222.83	1058.40	4304.52
5	Paid up equity Share Capital	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	23545.84	19704.98	23545.84
7	Analytical Ratios			
	(i) Percentage of shares held by Government of India	nil	nil	nil
	(ii) Capital Adequacy Ratio	11.63%	13.82%	12.45%
	(iii) Earnings per Share (in Rs.)	23.23 (not annualised)	20.11 (not annualised)	81.79
	(iv) (a) Amount of gross non-performing assets	12508.88	12871.57	12456.25
	(b) Amount of net non-performing assets	5204.32	5544.14	5348.89
	(c) % of gross NPAs	5.67%	7.67%	5.96%
	(d) % of net NPAs	2.44%	3.45%	2.65%
	(v) Return on Assets (Annualised)	1.04%	0.99%	0.99%
8	Shareholding pattern			
	a) Reserve Bank of India ..... No. of shares	314338700	314338700	314338700
	... % of shareholding	59.73%	59.73%	59.73%
	b) Others ..... No. of shares	211960178	211960178	211960178
	% of shareholding	40.27%	40.27%	40.27%

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended 30.06.2005 (Reviewed)	Quarter ended 30.06.2004 (Reviewed)	Year ended 31.03.2005 (Audited)
1		Segment Revenue (income)			
	a	Banking Operations	8013.25	7846.33	32403.55
	b	Treasury Operations	4524.12	4706.96	20111.78
		Total	12537.37	12553.29	52515.33
		Less : Inter Segment Revenue	2808.51	3677.07	14132.91
		Net Income from Operations	9728.86	8876.22	38382.42
2		Segment Results (Profit before tax)			
	a	Banking Operations	1191.50	1129.29	5404.63
	b	Treasury Operations	-332.59	373.01	1060.98
		Total	858.91	1502.30	6465.61
		Add : Unallocated income (net of unallocated expenses)	813.99	240.44	55.99
		Profit before Tax	1672.90	1742.74	6521.60
		Less : Income Tax (including FBT)	450.07	684.34	2217.08
		Net Profit	1222.83	1058.40	4304.52
3		Segment Assets			
	a	Banking Operations	427057.02	371366.06	427057.02
	b	Treasury Operations	216956.54	203745.14	216956.54
	c	Unallocated	3984.33	4067.04	3984.33
		Less : Eliminations	188115.02	171362.96	188115.02
		Total	459882.87	407815.28	459882.87
4		Segment Liabilities			
	a	Banking Operations	404730.11	353095.50	404730.11
	b	Treasury Operations	215211.31	201784.76	215211.31
	c	Unallocated	0.00	0.00	0.00
		Less : Eliminations	184130.69	167296.26	184130.69
		Total	435810.73	387584.00	435810.73

(Segment Assets and Liabilities are as on 31st March of the previous year)

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

STATE BANK OF INDIA AUDIT & APPROPRIATION CORPORATE CENTRE MUMBAI

STATE BANK OF INDIA
Central Office, Mumbai 400 021.

Notes :

1. The working results for the quarter ended 30th June 2005 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and Other Contingencies on an estimated basis.

2. Interest Earned-Others include an amount of Rs.711.90 crores, being interest on refund of Income Tax.

3. Investments in Regional Rural Banks (RRBs) were hitherto accounted after netting of provisions held pursuant to losses incurred by RRBs in proportion to and not exceeding the Bank's investment. From the current financial year, these investments have been valued at cost, which is in line with the RBI guidelines. Consequently, the profit for the period is higher by Rs. 86.86 crores.

4. During the quarter, the Bank has acquired 51% equity in Indian Ocean International Bank Limited (IOIB), Mauritius. Accordingly, IOIB has been a Subsidiary of the Bank with effect from 19th April 2005.

5. During the quarter, the Bank has divested its holding in Credit Information Bureau (India) Ltd. (CIBIL), from 40% to 16.25%. Consequently CIBIL has ceased to be an Associate / Joint Venture of the Bank.

6. The figures of previous periods have been regrouped / rearranged, wherever necessary, to correspond to current period's classification.

The above results have been taken on record by the Central Board of the Bank on the 28th July 2005 and were subjected to Review by the Auditors.

Sd –	Sd –
T. S. BHATTACHARYA	A. K. PURWAR
Managing Director & GE (CB)	Chairman

In terms of our Review Report of even date.

Sd –	Sd –	Sd –	Sd –
B. M. Chatrath & Co., Chartered Accountants	Khandelwal Jain & Co., Chartered Accountants	S. Viswanathan, Chartered Accountants	G. S. Mathur & Co., Chartered Accountants

Sd –	Sd –	Sd –
Vinay Kumar & Co., Chartered Accountants	M. M. Nissim & Co., Chartered Accountants	Venugopal & Chenoy, Chartered Accountants

Sd –	Sd –	Sd –	Sd –
Chaturvedi & Co., Chartered Accountants	O. P. Totla & Co., Chartered Accountants	Patro & Co., Chartered Accountants	Kanwalia & Co., Chartered Accountants

Sd –	Sd –	Sd –
Sarma & Co., Chartered Accountants	K. P. Rao & Co., Chartered Accountants	Phillipos & Co., Chartered Accountants

Mumbai
28th July 2005

State Bank of India (Consolidated)
Unaudited Financial Results for the quarter ended 30th June 2005

(Rs. in crore)

A. INCOME	30.06.2005 Reviewed	30.06.2004 Un-reviewed	31.03.2005 Audited
1. Interest Earned	**12,429.52**	**10,588.64**	**44,499.06**
a) Interest/discount on advances/bills	5,791.83	4,460.61	19,180.63
b) Interest on Investments	5,107.92	5,373.38	21,533.65
c) Interest on balances with RBI and other inter bank funds	580.48	559.45	2,021.30
d) Others	949.29	195.20	1,763.48
2. Other Income	2,053.98	2,179.83	10,036.64
TOTAL	**14,483.50**	**12,768.47**	**54,535.70**
B. EXPENDITURE			
1. Interest Expended	6,710.16	6,294.71	24,891.84
2. Operating Expenses			
a) Payment to and provisions for employees	2,153.21	2,253.69	8,632.95
b) Depreciation on fixed assets (including Leased Assets)	276.26	223.65	1,069.58
c) Other Operating Expenses	1,061.32	806.35	4,741.01
3. Total Expenses (excluding provisions and contingencies)	**10,200.95**	**9,578.40**	**39,335.39**
4. Operating Profit	4,282.55	3,190.07	15,200.31
5. Provisions and contingencies	2,344.42	759.81	6,970.56
6. Provision for taxes	596.02	993.56	2,631.78
7. Profit or loss after tax	1,342.11	1,436.70	5,597.97
8. Minority Interest	19.44	39.55	134.04
9. Net Profit for the group	1,322.67	1,397.15	5,463.93
Earnings per share (basic and diluted, annualised) - in rupees	100.53	106.19	103.82

The above results have been taken on record by the Central Board of the Bank on the 28th July 2005 and were subject to review by the Auditors.

T. S BHATTACHARYA
Managing Director & GE (CB)

A. K. PURWAR
Chairman

In terms of our review report of even date.

For B. M. Chatrath & Co.
Chartered Accountants

(Sukhpreet S. Sidhu)
Partner
Membership Number 52187

Place: Mumbai
Dated: 28th July 2005

B.M. CHATRATH & CO.
CHARTERED ACCOUNTANTS
CENTRE POINT, 4th FLOOR
21, OLD COURT HOUSE STREET
KOLKATA - 700 001
TEL : 2248-4575/4667/6810/6798, 2210-1385
FAX/TEL : 2248-9934
E-mail : bmccal@vsnl.net
Website : www.bmchatrath.com

LIMITED REVIEW REPORT ON THE CONSOLIDATED UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE QUARTER ENDED 30TH JUNE 2005

We have reviewed the accompanying Consolidated Financial Statement of State Bank of India for the quarter ended 30th June 2005, in which are included the results of the State Bank of India which have been reviewed by 14 Joint auditors including us and 4 subsidiaries reviewed by other auditors and unreviewed results of 13 subsidiaries, 5 joint ventures and 49 associates. This Consolidated Financial Statement is the responsibility of the Bank's Management.

2. The Consolidated Financial Statement has been prepared by consolidating the Profit and Loss Account of State Bank Of India, 8 Domestic Banking Subsidiaries, 4 Domestic Non Banking Subsidiaries, 5 Foreign Subsidiaries and 5 Joint Ventures, except for the Profit and Loss Account of State Bank Of India and four listed Associate Banks are subjected to limited review and all other Profit and Loss Accounts are unreviewed.

In the case of 44 Regional Rural Banks the quarterly profit figure has been taken as one line consolidation.

In the case of 5 other associates (Bank of Bhutan, Nepal SBI Bank Ltd., UTI Asset Management Company Pvt. Ltd, SBI Home Finance Ltd and Clearing Corporation Of India Ltd.) the quarterly profit has been taken into account on the basis of estimation based on their annual results of 2004-05.

The figures of the corresponding quarter are unreviewed and based on the figures provided by the management.

The working results of the group for the quarter ended 30th June 2005 have been arrived after considering provisions for NPAs, Bonus, Gratuity, Pension, Leave Encashment, and Depreciation on Investments, taxes and other contingencies on an estimated basis.

3. A review of consolidated interim financial information consists principally of applying the analytical procedures for financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

4. We report that the Consolidated Financial results have been prepared by the Bank in accordance with the requirements of the respective Accounting Standards issued by the Institute of Chartered Accountants of India, viz., AS 21, AS 23 and AS 27.

5. Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results contains any material misstatement or that it has not been prepared in accordance with the relevant accounting standards issued by the Institute of Chartered Accountants of India.

For B.M. CHATRATH & CO.
Chartered Accountants

(Sukhpreet S. Sidhu)
Partner
Membership No: 52187

Place : Mumbai
Dated : 28th July 2005

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

FILE NO. 82.4524

क्रमांक / No. : CO/S&B/VR/2005/ 2139

दिनांक / Date : 29-07-2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTOR

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/2131 dated the 29th July, 2005 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

SEC MAIL PROCESSING RECEIVED AUG - 8 2005 WASH. DC 100

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

FILE NO. 82-4524

क्रमांक / No. : CO/S&B/VR/2005/ 2131

दिनांक / Date : 29-07-.2005

Dear Sir,

COMPLIANCE WITH TERMS OF LISTING AGREEMENT-CLAUSE 30
APPOINTMENT OF DIRECTOR BY THE CENTRAL GOVT.

In terms of clause 30A of the Listing Agreement, we advise that Shri. Ashok k. Jha, Secretary, Department of Economic Affairs, Ministry of Finance, has been nominated as Director on the Board of State Bank of India with effect from 14th July, 2005, vice Shri N.S. Sisodia.

2. Please acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

FILE NO. 82.4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

CO/S&B/VR/2005/2135 28.07.2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED(REVIEWED) FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2005

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/2128 dated the July 28, 2005 addressed to The Stock Exchange, Mumbai alongwith a copy of the unaudited(Reviewed) financial results for quarter ended 30th June, 2005.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

SEC MAIL PROCESSING RECEIVED AUG - 8 2005 WASH, D.C. 160 SECTION

Encl. : a/a.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

FILE ... 324

CO/S&B/VR/2005/2128 28.07.2005

Dear Sir,

LISTING AGREEMENT
UNAUDITED(REVIEWED) FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2005

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the unaudited(reviewed) financial results of the Bank for the quarter ended the 30th June, 2005, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

[signature]

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE 2005

FILE NO. 82.4524

(Rs.in crores)

	Particulars	Quarter ended		Year ended	Consolidated Quarter ended		Consolidated Year ended
		30.06.2005 (Reviewed)	30.06.2004 (Reviewed)	31.03.2005 (Audited)	30.06.2005 (Reviewed)	30.06.2004 (Un-Reviewed)	31.03.2005 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	9166.29	7666.57	32428.00	12429.52	18588.64	44499.86
	(a) Interest/discount on advances/bills	3964.08	2987.22	13043.51	5791.83	4460.61	19180.63
	(b) Income on Investments	3760.98	3989.93	16027.67	5107.92	5373.38	21533.65
	(c) Interest on balances with Reserve Bank of India and other interbank funds	515.25	513.54	1787.04	580.48	559.45	2021.30
	(d) Others	925.98	175.88	1569.78	949.29	195.20	1763.48
2	Other Income	1576.56	1538.72	7119.91	2053.98	2179.83	10036.64
	(A) TOTAL INCOME (1+2)	10742.85	9205.29	39547.91	14483.50	12768.47	54535.70
3	Interest Expended	4913.05	4712.58	18483.38	6710.16	6294.71	24891.84
4	Operating Expenses (e) + (f)	2390.32	2421.39	10074.17	3490.79	3283.69	14443.55
	(e) Payments to and provisions for employees	1633.57	1710.44	6907.35	2153.21	2253.69	8987.46
	(f) Other Operating Expenses	756.75	710.95	3166.82	1337.58	1030.00	5456.09
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	7303.37	7133.89	28557.55	10200.95	9578.40	39335.39
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	3439.48	2071.40	10990.36	4282.55	3190.07	15200.31
	(D) Provisions and Contingencies (net of write-back)	1766.58	328.66	4468.76	2344.42	759.81	6970.56
	— of which provisions for Non-performing assets	236.00	210.00	1204.00	243.07	373.78	1403.38
	(E) Provision for Taxes	450.07	684.34	2217.08	596.02	993.56	2631.78
	— of which provisions for Fringe Benefit Tax (FBT)	85.00					
	(F) NET PROFIT (C - D - E)	1222.83	1058.40	4304.52	1342.11	1436.70	5597.97
	(G) NET PROFIT AFTER MINORITY INTEREST	[redacted]	[redacted]	[redacted]	1322.67	1397.15	5463.93
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	23545.84	19704.98	23545.84	32025.50	26310.12	32025.50
7	Analytical Ratios						
	(i) Percentage of shares held by Government of India	nil	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	11.63%	13.82%	12.45%	[redacted]	[redacted]	13.07%
	(iii) Earnings per Share (in Rs.)	23.23 (not annualised)	20.11 (not annualised)	81.79	25.13 (not annualised)	26.55 (not annualised)	103.82
	(iv) (a) Amount of gross non-performing assets	12508.88	12871.57	12456.25	[redacted]	[redacted]	[redacted]
	(b) Amount of net non-performing assets	5204.32	5544.14	5348.89	[redacted]	[redacted]	[redacted]
	(c) % of gross NPAs	5.67%	7.67%	5.96%	[redacted]	[redacted]	[redacted]
	(d) % of net NPAs	2.44%	3.45%	2.65%	[redacted]	[redacted]	[redacted]
	(v) Return on Assets (Annualised)	1.04%	0.99%	0.99%	[redacted]	[redacted]	[redacted]
8	Shareholding pattern				[redacted]	[redacted]	[redacted]
	a) Reserve Bank of India --- No. of shares	314338700	314338700	314338700	[redacted]	[redacted]	[redacted]
	--- % of shareholding	59.73%	59.73%	59.73%	[redacted]	[redacted]	[redacted]
	b) Others --- No. of shares	211960178	211960178	211960178	[redacted]	[redacted]	[redacted]
	--- % of shareholding	40.27%	40.27%	40.27%	[redacted]	[redacted]	[redacted]

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended 30.06.2005 (Reviewed)	Quarter ended 30.06.2004 (Reviewed)	Year ended 31.03.2005 (Audited)
1		Segment Revenue (income)			
	a	Banking Operations	8013.25	7846.33	32403.55
	b	Treasury Operations	4524.12	4706.96	20111.78
		Total	12537.37	12553.29	52515.33
		Less : Inter Segment Revenue	2808.51	3677.07	14132.91
		Net Income from Operations	9728.86	8876.22	38382.42
2		Segment Results (Profit before tax)			
	a	Banking Operations	1191.50	1129.29	5404.63
	b	Treasury Operations	-332.59	373.01	1060.98
		Total	858.91	1502.30	6465.61
		Add : Unallocated income (net of unallocated expenses)	813.99	240.44	55.99
		Profit before Tax	1672.90	1742.74	6521.60
		Less : Income Tax (including FBT)	450.07	684.34	2217.08
		Net Profit	1222.83	1058.40	4304.52
3		Segment Assets			
	a	Banking Operations	427057.02	371366.06	427057.02
	b	Treasury Operations	216956.54	203745.14	216956.54
	c	Unallocated	3984.33	4067.04	3984.33
		Less : Eliminations	188115.02	171362.96	188115.02
		Total	459882.87	407815.28	459882.87
4		Segment Liabilities			
	a	Banking Operations	404730.11	353095.50	404730.11
	b	Treasury Operations	215211.31	201784.76	215211.31
	c	Unallocated	0.00	0.00	0.00
		Less : Eliminations	184130.69	167296.26	184130.69
		Total	435810.73	387584.00	435810.73

(Segment Assets and Liabilities are as on 31st March of the previous year)

1. The working results for the quarter ended 30th June 2005 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and other contingencies on an estimated basis.
2. Interest Earned - Others includes an amount of Rs. 711.90 crores, being interest on refund of Income Tax.
3. Investments in Regional Rural Banks (RRBs) were hitherto accounted after netting off provisions held pursuant to losses incurred by RRBs in proportion to and not exceeding the Bank's investment. From the current financial year, these investments have been valued at cost, which is in line with the RBI guidelines. Consequently, the profit for the period is higher by Rs.86.86 crores.
4. During the quarter the Bank has acquired 51% equity in Indian Ocean International Bank Limited (IOIB), Mauritius. Accordingly, IOIB has become a Subsidiary of the Bank w.e.f 19th April 2005
5. During the quarter the Bank divested its holding in Credit Information Bureau (India) Ltd (CIBIL) from 40% to 16.25%. Consequently, CIBIL has ceased to be an Associate/ Joint Venture of the Bank.
6. Number of Investors Complaints received and disposed of during the quarter ended 30th June, 2005 : (i) Pending at the beginning of the quarter 48. (ii) Received during the quarter 1218. (iii) Disposed of during the quarter 1227. (iv) Lying unresolved at the end of the quarter 39.
7. The figures of previous periods have been regrouped / rearranged, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 28th July 2005 and were subjected to Review by the Auditors.

Mumbai
Date : 28th July, 2005

T. S. BHATTACHARYA
Managing Director & Group Executive
(Corporate Banking)

A. K. PURWAR
Chairman